

VectorGlobal WMG, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/2020_____ AND ENDING _____12/31/2020_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Brickell Bay Dr., Suite 1900
(No. and Street)

Miami   Florida   33131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan L. Osorio   (305) 350-3348
                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name - *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Floor,   Miami   Florida   33131
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, _____Juan L. Osorio_____, swear (or affirm) that, to the best of my
knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____VectorGlobal WMG, Inc._____, as of
_____December 31, 2020_____, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

No exceptions _____

_____

_____



Notary Public State of Florida
Genaro R Immediato
My Commission GG 945790
Expires 01/29/2024

_____ (Signature)

_____ Principal Financial Officer

(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly, it is requested that this report be given confidential treatment.

C O N T E N T S

	Page



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors
VectorGlobal WMG, Inc.
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2021.

March 5, 2021

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$	1,790,793
DEPOSIT WITH CLEARING ORGANIZATION		250,000
RECEIVABLE FROM BROKER		1,801,310
INVESTMENT SECURITIES, AT FAIR VALUE		11,049,665
DUE FROM RELATED PARTIES		493,635
PROPERTY AND EQUIPMENT, NET		103,413
OPERATING LEASE RIGHT OF USE		2,127,581
OTHER ASSETS		1,626,841
	$	19,243,238

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	2,424,828
Accrued bonus payable		1,516,069
Due to related parties		340,580
Operating lease liability		2,161,972
Deferred tax liabilities		355,707
Total liabilities		6,799,156

COMMITMENTS AND CONTINGENCY (NOTES 10 & 13)

STOCKHOLDER'S EQUITY		12,444,082
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	19,243,238

NOTE 1.   ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company, during the ordinary course of business, may maintain balances in excess of insured limits.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Receivable from Broker

As of December 31, 2020, Receivable from Brokers consisted primarily of commissions receivable. This amount was subsequently collected in January 2021.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
> • *Level 2*. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
> • *Level 3*. Unobservable inputs for the asset or liability.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Securities, at Fair Value

During the year, the Company continued to hold and reinvest in various corporate bonds, diversified among different issuers. The Company increased its investment by approximately $4,000,000. The Company may continue to invest available funds in bonds during the coming fiscal year.

As of December 31, 2020, the total market value of these corporate bonds, diversified among different issues was approximately $10,090,000. The fair value of these bonds was determined by the most recent transactions in said bonds on the over the counter market at the end of the fiscal year, making them Level 2 positions.

The Company also continued to maintain investments in various mutual funds. These funds are to remain invested and rebalanced periodically, based on the mutual fund distributions of the Company's model portfolios, as determined by its internal investment committee. As of December 31, 2020, the total market value of these mutual funds was approximately $960,000. The fair value of these mutual funds was determined by the quoted prices at the end of the fiscal year, making them Level 1 positions.

Deposit with Clearing Organization

The Company collects net revenues from trading activities in its various accounts held with its custodian. As this is generally cash-on-hand or realized cash receivables that the Company can access on the measurement date, it is considered a Level 1 position.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Employee Advances

The Company offers an incentive to newly-hired brokers whereby an incremental amount is paid to these brokers for net new assets introduced to the Company in anticipation of the expected revenue to be generated from these assets. These payments are calculated and paid-out on a quarterly basis, and promissory notes are issued against these payments, requiring that the employee remain in good standing with the Company for the life of the promissory note. If the broker violates the terms, the entire amount is immediately due for repayment to the Company. However, if the terms are met, the promissory note is forgiven at expiration. The Company records an asset for these promissory notes and amortizes them until expiration (See Note 6).

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2017.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

LEASE ACCOUNTING

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance lease:
- The company can acquire the leased asset at the end of the lease term for a below market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased assets.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and the lease liability represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Fed Fund rate plus 5.54% for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

CREDIT LOSSES

Effective January 1, 2020, the Company adopted Accounting Standards Codification 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The adoption of ASC 326 did not have a material impact on the Company.

Loans to Employees
The Company grants loans to employees primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 5 years from the initial date of the loan. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates no allowance for credit losses by considering history of no losses.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Broker

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization (Pershing) and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Historically, the Company has experienced no losses due to the receivables with Pershing and no reserves are considered in its financial statements.

NOTE 3.   OPERATING LEASES

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires in August 2024. The Company also has a non-cancellable operating lease in The Woodlands, Texas that expires in November 2022. These two leases contain provisions for rent escalations and periods in which rent payments are reduced (abated). The Company also has three operating leases for the offices in Bogota, Cali, and Bucaramanga (Colombia). These leases have a one-year term that are renewed automatically each year, the Company plan to maintain those contracts at least until August 2024.

Operating lease assets and liabilities as of December 31, 2020 are as follows:
Operating lease ROU assets: $2,127,581
Operating lease liability: $2,161,972

Upon adoption, on January 1, 2019, the Company recorded a ROU asset of $1,468,542 and an operating lease liability of $1,580,385 assuming a discount rate of 4.54%.

Total operating lease cost were approximately $633,000 for the year ended December 31, 2020.

Information associated with measurement of the remaining operating lease obligations as of December 31, 2020 is as follows:

> Weighted-average remaining lease term in years 3.50
> Weighted-average discount rate 5.54%

As of December 31, 2020, the estimated future minimum lease payments, exclusive of taxes and other charges are as follows:

NOTE 3.   OPERATING LEASES (continued)

Year ended December 31,

2021	$	661,903
2022		686,554
2023		651,754
2024		387,104
Total future minimum payments required	$	2,387,315
Less imputed interests	(	225,343)
Total operating lease liability	$	2,161,972

NOTE 4.   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020. There were no transfers between levels during the year 2020.

	Level 1	Level 2	Level 3	Total
ASSETS				
Investment Securities, at fair value	$ 959,452	$ 10,090,213	$ -	$ 11,049,665
TOTALS	**$ 959,452**	**$ 10,090,213**	**$ -**	**$ 11,049,665**

There are no assets or liabilities measured at fair value on a non-recurring basis.

NOTE 5.   PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2020 consist of the following:

Leasehold improvements	$	356,956
Office equipment		84,797
Computer equipment		104,285
Furniture and fixtures		521,288
		1,067,326
Less: accumulated depreciation and amortization	(	963,913)
	$	103,413

NOTE 6.   OTHER ASSETS

Other assets at December 31, 2020 consist of the following:

Employee advances	$ 1,500,763
Prepaid expenses	97,950
Rent deposits	28,128
	$ 1,626,841

NOTE 7.   INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas, New York, Illinois, California and New York City tax returns with its Parent and computes its federal and state tax provision on a separate-company basis. The Company files a separate tax return with the state of New Jersey.

Inventory of Deferred Tax Assets / Liabilities:

Deferred Tax Assets:	**2020**
Accrued Exp. – Foreign Related Party	$ 77,337
Deferred Rent Liability	7,684
Fixed Assets	3,637
Total Deferred Tax Assets	**88,658**
Deferred Tax Liabilities:	
Unrealized Gain on Securities	(119,923)
Employee Loan Losses	(324,442)
Net Deferred Tax Liability	**(444,365)**
Net Deferred Tax Liability	**$ (355,707)**

NOTE 8. RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2020, the Company owed $327,106 to the Ultimate Parent (Vector Casa de Bolsa S.A. de C.V.) and another $13,474 to a foreign subsidiary of the Parent (Venezuela). These amounts include the remaining balance of the accrual for corporate taxes owed to the tax-paying Parent and are included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

The Company has a due from the Parent of $465,456 as of December 31, 2020. Additionally, the Company has $28,179 of advance payments made to a foreign subsidiary of the Parent, as well as fees associated with client referrals provided by the Company to the Ultimate Parent. These amounts are non-interest bearing, unsecured, and due on demand.

NOTE 9. COMMITMENTS AND CONTINGENCY

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. Management believes the resolution of these matters will not have a material effect on the Company's position or results from operations. As of December 31, 2020, the Company did not record any litigation accrual.

NOTE 10. DEFINED CONTRIBUTION PLAN

The Company has a safe harbor 401(k) plan, which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches 100% of all eligible employee contributions up to 6% of the employee's eligible compensation. There is no vesting schedule for employer contributions. All employer contributions are fully vested.

NOTE 11. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3 1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $8,557,134, which was $8,239,785 in excess of the amount required of $317,349. The ratio of aggregate indebtedness to net capital was 0.56 to 1.

NOTE 12. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing LLC, whose principal offices are in New Jersey. At December 31, 2020, all securities owned and amounts due from brokers are held by and due from this broker.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's clearing broker.

NOTE 13.   COVID IMPACT

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES") was signed into law. The CARES Act is an emergency economic stimulus package enacted in response to the coronavirus outbreak which, among other measures, contains numerous income tax provisions. The Company evaluated the provisions of the CARES Act and the Company did not elect any provisions of the CARES Act therefore there was no material effect on the financial statements as of and for period ended December 31, 2020.

NOTE 14.   SUBSEQUENT EVENTS

Subsequent Events Requiring Disclosure

Management has evaluated the impact of all subsequent events through March 5, 2021, the date the financial statements are issued, and has determined that there have been no material subsequent events that occurred during such period that would require disclosure in these financial statements or would be required to be recognized in the financial statements as of December 31, 2020.